                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 35)


                              NATIONAL REALTY, L.P.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                   637-353-301
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 10, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  637-353-301                                                   PAGE 2
--------------------------------------------------------------------------------

  1) Names of Reporting Persons S.S. or
     I.R.S. Identification Nos. of Above Persons

     AMERICAN REALTY TRUST, INC.                          54-0697989
--------------------------------------------------------------------------------

  2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  ......................................................................
     (b)  ......................................................................
--------------------------------------------------------------------------------

  3) SEC Use Only ..............................................................
--------------------------------------------------------------------------------

  4) Source of Funds (See Instructions) ........................................
--------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

  6) Citizenship or Place of Organization                     GEORGIA
--------------------------------------------------------------------------------

                  7)  Sole Voting Power                        91,634
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                        -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                   91,634
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                  -0-

--------------------------------------------------------------------------------

  11) Aggregate Amount Beneficially Owned by Each Reporting Person        91,634
--------------------------------------------------------------------------------

  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
 ................................................................................


--------------------------------------------------------------------------------

  13) Percent of Class Represented by Amount in Row (11)                    1.4%

--------------------------------------------------------------------------------

  14) Type of Reporting Person (See Instructions)                            CO

CUSIP NO.  637-353-301                                                    PAGE 3
--------------------------------------------------------------------------------
  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
     Above Persons
     BASIC CAPITAL MANAGEMENT, INC.                       75-2332719

--------------------------------------------------------------------------------

  2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  ......................................................................
     (b)  ......................................................................

--------------------------------------------------------------------------------

  3) SEC Use Only ..............................................................

--------------------------------------------------------------------------------
  4) Source of Funds (See Instructions) ........................................

--------------------------------------------------------------------------------

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

  6) Citizenship or Place of Organization                          NEVADA

--------------------------------------------------------------------------------

                  7)  Sole Voting Power                             93,900
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                              -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                        93,900
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                        -0-

--------------------------------------------------------------------------------

  11) Aggregate Amount Beneficially Owned by Each Reporting Person        93,900

--------------------------------------------------------------------------------

  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------

  13) Percent of Class Represented by Amount in Row (11)                   1.5%

--------------------------------------------------------------------------------

  14) Type of Reporting Person (See Instructions)                           CO

CUSIP NO.  637-353-301                                                   PAGE 4
--------------------------------------------------------------------------------

  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
      BCM HOLDINGS, INC.                                   75-2664665

--------------------------------------------------------------------------------

  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  .....................................................................
      (b)  .....................................................................

--------------------------------------------------------------------------------

  3)  SEC Use Only .............................................................

--------------------------------------------------------------------------------

  4)  Source of Funds (See Instructions) .......................................

--------------------------------------------------------------------------------

  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

  6)  Citizenship or Place of Organization                          NEVADA

--------------------------------------------------------------------------------

                  7)  Sole Voting Power                              290,275
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                              -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                         290,275
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                        -0-

--------------------------------------------------------------------------------

  11) Aggregate Amount Beneficially Owned by Each Reporting Person       290,275

--------------------------------------------------------------------------------

  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------

  13) Percent of Class Represented by Amount in Row (11)               4.6%

--------------------------------------------------------------------------------
  14) Type of Reporting Person (See Instructions)                       CO

CUSIP NO.  637-353-301                                                    PAGE 5
--------------------------------------------------------------------------------

  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
      ART HOLDINGS, INC.                          75-2663476

--------------------------------------------------------------------------------

  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  .....................................................................
      (b)  .....................................................................

--------------------------------------------------------------------------------

  3)  SEC Use Only .............................................................

--------------------------------------------------------------------------------

  4)  Source of Funds (See Instructions) .......................................

--------------------------------------------------------------------------------

  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
 ................................................................................

--------------------------------------------------------------------------------

  6)  Citizenship or Place of Organization                            NEVADA

--------------------------------------------------------------------------------

                  7)  Sole Voting Power                              3,349,535
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                         3,349,535
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                          -0-

--------------------------------------------------------------------------------

  11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,349,535

--------------------------------------------------------------------------------

  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
 ................................................................................

--------------------------------------------------------------------------------
  13) Percent of Class Represented by Amount in Row (11)                 53.0%


--------------------------------------------------------------------------------
  14) Type of Reporting Person (See Instructions)                          CO

                              NATIONAL REALTY, L.P.
                              CUSIP NO. 637-353-301


Item 1. Security and Issuer

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on January 10, 1997. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas
75231.

Item 2. Identity and Background

     Item 2 is hereby amended to read as follows:

    This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), BCM Holdings, Inc. ("BHI") and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

    ART, BCM, BHI and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. BHI is a wholly-owned subsidiary of Basic Capital Management, Inc. ("BCM"), who serves as the Advisor and is the largest shareholder of ART. BHI was recently established for the sole purpose of holding record ownership of the Units beneficially owned by BCM. AHI is a wholly-owned subsidiary of ART recently established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART:


Name                                        Position(s)
----                                        -----------

Roy E. Bode                                 Director

Oscar W. Cashwell                           Director

Al Gonzalez                                 Director

Cliff Harris                                Director

Karl L. Blaha                               Director\President



Name                                        Position(s)
----                                        -----------

Thomas A. Holland                           Executive Vice President and
                                            Chief Financial Officer

Randall M. Paulson                          Executive Vice President

Bruce A. Endendyk                           Executive Vice President

Robert A. Waldman                           Senior Vice President, Secretary
                                            and General Counsel

Drew D. Potera                              Vice President and Treasurer


     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at
Dallas. Mr. Bode is a citizen of the United States of America.

     Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is real estate consultant. Mr. Cashwell is a citizen of the United States of America.

     Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

     Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:



Name                                                 Position(s) with BCM
----                                                 --------------------

Randall M. Paulson                                   President

Thomas A. Holland                                    Executive Vice President and
                                                     Chief Financial Officer

Clifford C. Towns, Jr.                               Executive Vice President - Finance

Karl L. Blaha                                        Executive Vice President -
                                                     Commercial Asset Management

Bruce A. Endendyk                                    Executive Vice President

A. Cal Rossi, Jr.                                    Executive Vice President

Cooper B. Stuart                                     Executive Vice President

Dan S. Allred                                        Senior Vice President -
                                                     Land Development

Robert A. Waldman                                    Senior Vice President,
                                                     General Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer
                                                     and Securities Manager

Mickey Ned Phillips                                  Director

Ryan T. Phillips                                     Director

     Information with respect to Paulson, Holland, Blaha, Endendyk, Waldman and Potera is disclosed in (I) above.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (II) BHI is a corporation organized and existing under the laws of the State of Nevada. BHI is a wholly-owned subsidiary of BCM. BHI's principal business activity is the holding of record ownership of Units beneficially owned by BCM. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of BHI are as follows:



Name                                        Position(s)
----                                        -----------

Thomas A. Holland                           Director/President and
                                            Chief Financial Officer

Robert A. Waldman                           Director/Secretary

Drew D. Potera                              Director/Treasurer

     Information with respect to Messrs. Holland, Waldman and Potera is disclosed in (I) above.

     (III) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of AHI are as follows:



Name                                        Position(s)
----                                        -----------

Karl L. Blaha                               Director\President

Thomas A. Holland                           Vice President and
                                            Chief Financial Officer

Robert A. Waldman                           Director\Secretary

Drew D. Potera                              Director\Treasurer


     Information with respect to Messrs. Blaha, Holland, Waldman and Potera is disclosed in (I) above.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)      Share Ownership

         The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:


                              Units Owned Directly




                                           Number of                          Percent of
Name                                         Units                             Class(1)
----                                       ---------                          ----------

ART                                           91,634                               1.4%
BCM                                           93,900                               1.5%
BHI                                          290,275                               4.6%
AHI                                        3,349,535                              53.0%

                          TOTAL            3,825,344                              60.5%


                            Units Owned Beneficially



                                          Number of               Percent of
Name                                        Units                  Class(1)
----                                      ---------               ----------

ART                                          91,634                         1.4%
BCM                                          93,900                         1.5%
BHI                                         290,275                         4.6%
AHI                                       3,349,535                        53.0%
Al Gonzalez (2)                              91,634                         1.4%
Roy E. Bode (2)                              91,634                         1.4%
Cliff Harris (2)                             91,634                         1.4%
Oscar W. Cashwell (2)                        91,634                         1.4%
Karl L. Blaha (2)(5)                      3,441,169                        54.4%
Mickey Ned Phillips (3)                      93,900                         1.5%
Ryan T. Phillips (3)                         93,900                         1.5%
Thomas A. Holland (3)                       290,275                         4.6%
Robert A. Waldman (4)(5)                  3,639,810                        57.6%
Drew D. Potera (4)(5)                     3,639,810                        57.6%

Total Units beneficially
  owned by Reporting Persons              3,825,344                        60.5%




         (1) Percentage calculations are based upon 6,321,622 Units outstanding at July 31, 1998. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

         (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to the BCM described in Item 2.

         (4) May be deemed to be a beneficial owner of the Units held directly by BHI by virtue of the relationship to the BHI described in Item 2.

         (5) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.

         (b)      Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 91,634 Units held by ART. Each of the directors of BCM share voting and dispositive power over the 93,900 Units held by BCM. Each of the directors of BHI exercise voting and dispositive power over the 290,275 Units held by BHI. Each of the directors of AHI exercise voting and dispositive power over the 3,349,535 Units held by AHI.

         (c)      Transactions in Securities

         The following table lists the purchase transactions in the Units that were effected by the Reporting Persons since the last Amendment filing.



Reporting                                Number              Price               Type of
Person                 Date             of Units            Per Unit           Transaction
---------            --------           --------            --------           -----------

BCM                  05/12/98              200              $18.750             Open Market
BCM                  05/13/98              500              $18.750             Open Market
BCM                  05/13/98              300              $18.750             Open Market
BCM                  05/15/98              400              $18.750             Open Market
BCM                  05/19/98            1,300              $18.625             Open Market
BCM                  05/21/98            1,000              $18.750             Open Market
BCM                  05/21/98              500              $18.875             Open Market
BCM                  05/21/98            1,300              $ 18.50             Open Market
BCM                  05/22/98              400              $ 19.00             Open Market
BCM                  05/22/98            1,000              $18.875             Open Market
BCM                  05/26/98            1,800              $18.875             Open Market
BCM                  05/27/98            1,400              $18.875             Open Market
BCM                  05/28/98              100              $18.875             Open Market
BCM                  05/29/98              100              $18.875             Open Market
BCM                  06/01/98            1,000              $18.875             Open Market
BCM                  06/01/98              400              $18.875             Open Market
BCM                  06/02/98              100              $18.875             Open Market
BCM                  06/03/98            1,000              $18.875             Open Market
BCM                  06/09/98              900              $18.875             Open Market
BCM                  06/09/98              100              $18.875             Open Market
BCM                  06/09/98              300              $18.875             Open Market
BCM                  06/15/98              400              $19.250             Open Market
BCM                  06/16/98            1,200              $19.250             Open Market
BCM                  06/16/98              800              $19.250             Open Market
BCM                  06/17/98              200              $19.250             Open Market



Reporting                              Number                  Price                       Type of
Person                 Date           of Units                Per Unit                   Transaction
---------            --------         --------                --------                   -----------

BCM                  06/18/98            400                   $ 19.250                  Open Market
BCM                  06/19/98          1,100                   $ 19.250                  Open Market
BCM                  06/22/98            100                   $ 19.250                  Open Market
BCM                  06/22/98            400                   $ 19.250                  Open Market
BCM                  06/24/98          1,000                   $  19.50                  Open Market
BCM                  06/25/98            400                   $  19.50                  Open Market
BCM                  06/26/98          3,000                   $  19.50                  Open Market
BCM                  06/26/98          1,600                   $  19.50                  Open Market
BCM                  06/29/98          1,000                   $  19.50                  Open Market
BCM                  06/30/98            800                   $  19.50                  Open Market
BCM                  07/09/98          3,000                   $19.9375                  Open Market
BCM                  07/09/98          1,200                   $ 19.875                  Open Market
BCM                  07/09/98            100                   $  20.00                  Open Market
BCM                  07/10/98            200                   $  20.00                  Open Market



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended to read as follows:

     ART has pledged 2,000 Units to BA Investment Services, pledged 450 Units to Bear Stearns, pledged 49,784 Units to Dean Witter, pledged 4,000 Units to Global Securities, pledged 5,000 Units to Hambrecht & Quist, pledged 300 Units to JC Bradford, pledged 400 Units to Morgan Keegan, pledged 23,700 Units to Dain Rauscher, 4,000 Units to Raymond James, and pledged 2,000 Units to Southland Securities in stock margin accounts maintained by it with such brokers.

     BCM has pledged 4,200 Units to Advest, Inc., pledged 7,300 Units to Cutter & Company, pledged 5,000 Units to Hambrecht & Quist, pledged 8,200 Units to McDonald & Co., pledged 11,200 Units to Dain Raischer, pledged 1,800 Units to Raymond James, pledged 4,300 Units to Regions Inv., pledged 6,000 Units to Robert Baird, pledged 14,100 Units to Southland Securities, pledged 26,800 Units to Tucker Anthony and pledged 5,000 Units to Wachovia in stock margin accounts maintained by it with such brokers.

     BHI has pledged 290,275 Units pursuant to a loan agreement with CS First Boston.

     AHI has pledged 3,349,535 Units pursuant to a loan agreement with CS First Boston.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 1998.


                                         AMERICAN REALTY TRUST, INC.



                                         By:   /s/ Karl L. Blaha
                                            ------------------------------------
                                               Karl L. Blaha
                                               President


                                         BASIC CAPITAL MANAGEMENT, INC.


                                         By:
                                            ------------------------------------
                                               Drew D. Potera
                                               Vice President and Treasurer


                                         BCM HOLDINGS, INC.



                                         By:   /s/ Drew D. Potera
                                            ------------------------------------
                                               Drew D. Potera
                                               Treasurer


                                         ART HOLDINGS, INC.



                                         By:   /s/ Drew D. Potera
                                            ------------------------------------
                                               Drew D. Potera
                                               Treasurer